UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the ninth ordinary meeting (the “Meeting”) of the eighth session of the board of directors of the Company (the “Board”) was held by way of telecommunications on 24 December 2017.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman of the Company, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being Directors; and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being independent non-executive Directors, considered and approved the following resolution:

Considered and approved the resolution regarding the appointment of a Vice President of the Company.

It was agreed that Mr. Feng Dehua shall be appointed as a Vice President of the Company, for a term of office in line with the current session of the Board.

Biographical details of Mr. Feng Dehua are as follows:

Mr. Feng Dehua, aged 52, is currently a member of the party standing committee of the Company and the deputy head of party disciplinary inspection group of 中國東方航空集團公司 (China Eastern Air Holding Company*) (“CEA Holding”). Mr. Feng joined the civil aviation industry in 1989, and has worked in China General Aviation Corporation, the Shanxi branch of the Company and the sales and marketing system of the Company. From May 2009 to July 2009, Mr. Feng was the executive vice president for sales and marketing of passenger transportation department of the Company. From July 2009 to November 2011, he was the party secretary and vice president for sales and marketing of passenger transportation department of the Company. From November 2011 to August 2014, he was the president and deputy party secretary of the Beijing branch of the Company. From August 2014 to December 2017, he was the secretary of the disciplinary committee of the Company. Since August 2014, he has been a member of the party standing committee of the Company. Since September 2014, he has been the deputy head of party disciplinary inspection group of CEA Holding. Mr. Feng graduated from Shanxi Finance and Economics Institute majored in commercial business management and obtained an executive master’s degree in business administration from Fudan University. He is qualified as a senior economist.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
26 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

* for identification purpose only